Addendum to Custodian Agreement

This Addendum to the Custodian Agreement dated June 23,
1998 is entered into by and between Firstar Bank
Milwaukee, N.A. and the Badgley Funds, Inc. on this
29th day of July 1999.

WHEREAS, the entity known as Firstar Trust Company ceased operations on September 30, 1998; and

WHEREAS, Firstar Bank Milwaukee, N.A. represents that it has the necessary trust and custodial powers to enter into this Agreement;

NOW, THEREFORE, Firstar Bank Milwaukee, N.A. will be the successor responsible party to the Agreement referenced above and will assume all responsibility for any acts or omissions during the time Firstar Trust
Company was the named service provider under this same
Agreement.

Firstar Bank Milwaukee, N.A.       Badgley Funds, Inc.


By: /s/ Joseph Neuberger           By: /s/ Otis P. Heald III
------------------------           --------------------------
    Joseph Neuberger                   Otis P. Heald III